Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567







                                  May 26, 2009



Mr. Stephen G. Krikorian
Securities & Exchange Commission
Accounting Branch
100 F Street, NW
Washington, DC 20549-0405

Re:      Online Originals, Inc.
         Form 10-K for fiscal year ended November 30, 2008 Filed March 10, 2009 File No. 000-54230

Dear Mr. Krikorian:

         In response to your comment letter dated March 23, 2009, the Company responds as follows.

         Comment #1: We note that you have included an introductory paragraph to the certifications required by Exchange Act Rule 13a-14(a). Certifications must be filed in the exact form set forth in Item 601(b)(31) of Regulation S-K, and may not, as merely one example, qualify the entire certification "to the best of the certifying individual's knowledge and belief." Please file an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications. Further, the identification of the certifying individual should be revised so as not to include the individual's title.

         Response to Comment #1: We have amended the certifications (31.1 and 31.2) so they are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. We have therefore removed the introductory paragraph, which also contained the certifying individual's title.

Mr. Stephen G. Krikorian
Securities & Exchange Commission
May 26, 2009
Page 2

         We believe this response satisfactorily responds to your comment. Upon review, please let us know if you have further comments.

                                           Sincerely,


                                           /s/ Michael A. Littman
                                           Michael A. Littman

MAL:jb